[SUTHERLAND ASBILL & BRENNAN LLP]

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
Internet: thomas.conner@sutherland.com

June 4, 2010

Via EDGAR Transmission

Mr. Tom Kluck
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Teucrium Commodity Trust; File No. 333-162033

Dear Mr. Kluck:

This letter responds to comments recently provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Pre-Effective Amendment No. 4 (“Amendment No. 4”) to above-referenced Registration Statement.  This letter provides supplemental explanations to certain of the Staff’s comments and explains certain disclosure revisions that the registrant, Teucrium Commodity Trust (the “Registrant” or the “Trust”), will make in its final definitive filing under Rule 424 under the Securities Act of 1933.

For ease of reference, each of the Staff’s comments is repeated below (with respect to comments we received orally, please note that we paraphrased portions of such comments from our conversations with the Staff), followed by the Registrant’s corresponding response.  Capitalized terms have the same meaning as in Amendment No. 4.

1.           Comment:

As we noted in our comment letter on Amendment No. 4, we referred the analysis provided by the Trust as to how your planned investments would not subject the company to registration and regulation under the Investment Company Act of 1940 Act (the “1940 Act”) to the Division of Investment Management.  In response to such referral, the Division of Investment Management subsequently asked us to advise the Trust that it may offer and sell its shares without registering as an investment company under the 1940 Act, so long as it has determined that it is not an investment company in accordance with the analysis set forth in the no-action letter “Peavey Commodity Futures Funds I, II and III (June 2, 1983),” and so long as the Trust acknowledges that it would be required to register as an investment company if at any time in the future it determines that it is an investment company in that it is primarily engaged in the business of investing in securities so as to come within the definition of an investment company contained in Section 3(a) of the 1940 Act.

Mr. Tom Kluck
June 4, 2010

Response:

In response to the comment provided by the Division of Investment Management, the Trust represents that it has conducted an analysis in accordance with the guidance set forth in the Peavey no-action letter and that it is not currently an investment company, and that it will, on an appropriately-regular basis, continue to conduct this analysis, and acknowledges that it would be required to register as an investment company if it determines in the future, pursuant to such analysis, that it is primarily engaged in the business of investing in securities so as to come within the definition of an investment company in Section 3(a) of the 1940 Act.

2.           Comment:

Note 4 – Capitalization (including convertible debt), page 107

1.           We note that you recorded compensation expense of $86,000 related to the issuance of Class B-2 units in February 2010.  Please tell us how you determined that you should record compensation expense  related to these issuances.  In addition, please revise to disclose the terms of the awards, including the predetermined redemption price; the method used to estimate the fair value of the units issued; and a description of the significant assumptions used to estimate the fair value of the units issued.

Response:

In response to the Staff’s comment and pursuant to discussions with Ms. Jessica Barberich, Assistant Chief Accountant of the Commission, the Trust will include the following disclosure that would replace the current last paragraph in footnote 4 to the financial statements of Teucrium Trading, LLC:

“In February 2010, the Company issued Class B-2 shares to a small number of non-employee individuals representing 7% of the total collective Company membership interests.  The Class B-2 shares were awarded based on services.  The Class B-2 shares generally have the same rights as Class B-1 shares; however, in the event of termination, the Class B-2 shares are subordinate to Class B-1 shares regarding any distributions.  The Class B-2 shares are redeemable at the sole option of the Company at a predetermined price of $1,000,000 per 1% of collective membership interests represented by the Class B-2 shares. For the three months and inception to date period ended March 31, 2010, $86,000 (unaudited) of unit-based compensation expense representing the estimated fair value of the Class B-2 shares issued is included on the statement of operations.  In accordance with FASB Accounting Standards Codification Topic No. 505, “Equity,” the Company determined the estimated fair value of the Class B-2 shares issued based on recent similar transactions, the financial condition and book value of the Company at time of issuance, and the respective rights of the Class B-2 shares versus the other classes of membership interests.”

In response to the Staff's request for supplemental information on why a compensation expense was recorded related to the issuance of the Class B-2 units, Teucrium Trading states that recording such a compensation expense was determined in accordance with FASB Accounting Standards Codification Topic No. 505, "Equity."  In addition, as you know, we had a follow-up discussion with Ms. Barberich on June 4, 2010, whereupon additional information was provided regarding how the respective fair values for the B-1 and B-2 shares was determined.

Mr. Tom Kluck
June 4, 2010

*  *  *  *  *

We greatly appreciate the Staff’s responsiveness and its assistance in finalizing these remaining issues.  As we discussed, we will be submitting requests for acceleration under Rule 461 under the 1933 Act to 3:00 pm Eastern Time on June 7, 2010.  All requested acknowledgements regarding the effect of the Staff declaring the Registration Statement effective will be provided with such acceleration request.  Please contact me at (202) 383-0590 or Eric Freed at (212) 389-5055 with any questions or comments you may have concerning this letter or Amendment No. 4.

Sincerely,

/s/ W. Thomas Conner
W. Thomas Conner

cc:	Sal Gilbertie
Dale Riker
Carl N. Miller III
Eric C. Freed
Amanda Hollander

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